SECURITIES AND EXCHANGE COMMISSION
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                        SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                  THE AUXER GROUP, INC.
                     COMMON STOCK
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                       05333F 10 3
                     (CUSIP NUMBER)
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                     12 Andrews Drive
                West Paterson, New Jersey 07424
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                    January 30, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       Ronald Shaver
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): SC for Common Shares
                                        PF for Preferred
                                               Shares
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 600,000 Common Stock
    (1,250,000 shares of Preferred Stock, each shares
     convertible into ten shares of Common Stock)
(As of the Reporting Date and the Filing Date)
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 600,000 (13,100,000 shares of
    Common Stock after conversion.)
(As of the Reporting Date and the Filing Date)
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 600,000    (13,100,000 shares of Common Stock
                        after conversion.)
(As of the Reporting Date and the Filing Date)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         0.5% (10.2% after conversion)
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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The Auxer Group, Inc.
Common Stock, $.001 par value.
12 Andrews Drive
W. Paterson, New Jersey 07424
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Ronald Shaver
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(b) Address:      18 Caraway Court
                  Princeton, New Jersey 08540
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Ronald Shaver, acquired 300,000 shares of Common Stock of the Issuer in October, 1996 when the Issuer acquired Universal Filtration Industries, of which
Mr. Shaver was a shareholder.  In October 1997, the
Reporting Person received an additional 300,000 shares of Common Stock of the Issuer for future consulting work. The first issuance of 300,000 shares was valued at $15,000.00, the second issuance of 300,000 shares was valued at $94,500.00.
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In January 1999, Mr. Shaver was issued 1,250,000 shares of
the Company's Preferred Stock, each convertible into ten shares of Common Stock, valued at $187,500.00, of which $12,500.00 was issued to reimburse expenses and $173,750.00 was issued as deferred compensation.
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On May 15, 2000, the Reporting Person entered into an
Employment Agreement with the Company. Pursuant to the Employment Agreement, the Report Person received options to purchase an aggregate of 565,000 common shares of the
Company at an Exercise price of $.05.
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ITEM 4. PURPOSE OF TRANSACTION.
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The first acquisition in October, 1996 by the Reporting
Person was based on the Issuer's acquisition of Universal Filtration Industries, of which Mr. Shaver was a shareholder. The second acquisition in January 1999, was issued in exchange for Mr. Shaver's services as a consultant for the issuer. The preferred shares were issued to Mr. Shaver to reimburse him for expenses and as deferred compensation.
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On May 15, 2000, the Reporting Person entered into an
Employment Agreement with the Company. Pursuant to the Employment Agreement, the Report Person received options to purchase an aggregate of 565,000 common shares of the
Company at an Exercise price of $.05.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Ronald Shaver acquired 600,000 of the issued and outstanding common shares of the Issuer, and 1,250,000 shares of preferred stock, each share convertible into ten shares of Common Stock. After conversion, Mr. Shaver owns 13,100,000 shares of Common Stock, or 10.2% of the issued and outstanding shares of the Issuer.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has an Employment Agreement dated May
15, 2000 with the Company. The Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the
Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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(A)    Agreement and Plan of Acquisition
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(B)    Employment Agreement between Reporting Person and
       Company dated May 15, 2000.
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: December 6, 2000 Signature: /s/Ronald Shaver
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                                     RONALD SHAVER
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